SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If ,,Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Düsseldorf, March 9, 2005

Ad hoc Announcement
in accordance with Article 15 of the Securities Trading Act (WpHG)

Re: Degussa disposal; outlook

E.ON AG: intention to return full value of Degussa stake to shareholders; outlook

The E.ON AG Board of Management today decided that the company intends to return to its shareholders the full value of its nearly 43 percent stake in Degussa. The precise timing and manner remain to be determined.

This participation will be in addition to E.ON’s ordinary dividend payment. E.ON is committed to delivering, on average, double-digit annual growth in its per-share dividend through 2006. At the Annual Shareholders Meeting on April 27, 2005, the Board of Management and Supervisory Board will propose that the dividend for the 2004 financial year be raised to €2.35 per share (prior year: €2 per share). By 2007 E.ON is committed to achieving a payout ratio of between 50 percent and 60 percent of net income prior to exceptional effects.

In 2004 E.ON recorded adjusted EBIT1 of €7,361 million and net income of €4,339 million. For 2005 E.ON expects adjusted EBIT to be slightly above the number posted in 2004. E.ON’s ability to achieve the same high level of net income will depend on the book gains on the disposals of Viterra and Ruhrgas Industries and on the effects of the marking to market of derivatives at year end.

In the future E.ON intends to increase the degree to which it supplements organic growth with targeted asset purchases, which may include larger acquisitions.

1Non-GAAP financial measure; see reconciliation to net income on page 25 of E.ON’s 2004 Annual Report.

End of ad hoc announcement — March 9, 2005

Press Release
March 10, 2005

E.ON with strong foundation for further growth

•	Earnings and returns targets surpassed

•	Dividend up 17.5 percent to €2.35 per share

•	Intention to return full value of Degussa stake to E.ON shareholders

•	Slight increase in adjusted EBIT forecast for 2005

“We further enhanced our performance, achieved targeted growth in our market positions, and at the same time continued to integrate our businesses groupwide. These accomplishments have put us a good deal closer to realizing our vision of becoming the world’s leading energy company.” This was the positive summary of the 2004 financial year made by E.ON CEO Wulf H. Bernotat today at the company’s annual press conference in Düsseldorf.

Adjusted EBIT increased to €7.4 billion
In 2004 the E.ON Group grew sales by 6 percent to €49.1 billion (2003: €46.4 billion). E.ON’s adjusted EBIT1, the company’s key measure of operating performance, rose by 18 percent to €7.4 billion (€6.2 billion). E.ON’s core energy business posted adjusted EBIT of nearly €6.8 billion, which is already slightly ahead of the target of €6.7 billion2 for 2006 set under the company’s on•top project. The key positive factors were the inclusion of E.ON’s successful acquisitions for the entire year under review, exceptional effects at the Central Europe market unit, and operating improvements. E.ON’s net income of approximately €4.3 billion was slightly below the prior-year figure which reflects extraordinarily high gains on disposals.

“In 2004 we again markedly enhanced our already considerable earnings and financial power. E.ON has a strong financial foundation for further growth,” said E.ON CFO Erhard Schipporeit.

ROCE and free cash flow significantly higher
At 11.3 percent (9.9 percent), the E.ON Group’s return on capital employed (ROCE)3 in 2004 was well above its pretax cost of capital of 9 percent and already surpassed the company’s ROCE target of at least 10.5 percent4 by 2006. Free cash flow5 rose to nearly €3.3 billion (€2.9 billion) and thus exceeded E.ON’s target of at least €2.4 billion per year on average.

Management proposes increasing dividend to €2.35 per share
At the Annual Shareholders Meeting on April 27, 2005, the E.ON Board of Management and Supervisory Board will propose that the dividend be raised by 17.5 percent to €2.35 (€2) per share. This increase underscores E.ON’s commitment to delivering, on average, double-digit annual growth in its per-share dividend. The proposed dividend payout amounts to €1.55 billion. The payout ratio increases to 36 percent. E.ON is committed to achieving a payout ratio of between 50 percent and 60 percent of net income prior to exceptional effects by 2007.

E.ON made clear its intention to return to its shareholders the full value of its nearly 43 percent stake in Degussa. The precise timing and manner of the disposal remain to be determined.

Further operating improvements expected in 2005
For 2005 E.ON expects adjusted EBIT to be slightly above the high number posted in 2004. E.ON’s ability to achieve the same high level of net income will depend on the book gains from the disposals of Viterra and Ruhrgas Industries and on the effects of the marking to market of derivatives at year end.

Growth to focus on Europe — E.ON to retain U.S. presence
In 2004 E.ON grew through targeted acquisitions (primarily in Central and Eastern Europe) and through efficiency-enhancing integration projects across the group. “In the future we want to increase the degree to which we supplement organic growth with targeted asset purchases, which may include larger acquisitions as long as these meet our strict strategic and financial criteria,” Bernotat stated. Value-enhancing growth remains E.ON’s objective.

E.ON’s first priority for value-enhancing growth is Europe, where the company intends to supplement its positions along the value chains, strengthen its market positions, and combine power and gas activities wherever possible. It is also committed to strengthening its gas-supply position, which could be achieved through acquiring stakes in gas fields or procuring liquid natural gas (LNG). With global natural gas demand on the rise, E.ON is also considering entering the LNG business in order to tap additional growth potential in markets it had previously been unable to supply via pipelines.

E.ON will retain its U.S. presence. LG&E Energy’s operating performance is good, and the company’s development is positive. E.ON’s decision keeps open the option to pursue growth opportunities in the world’s largest power and gas market.

As a contribution to German’s security of supply, E.ON plans to invest approximately €5.2 billion through 2007 in the expansion of its electricity and gas networks and in environmentally friendly generating assets. The plans, which total 2,000 megawatts of generating capacity, include a coal-fired power plant, a gas-fired power plant, and the replacement of an existing generating unit. E.ON will choose the sites for these projects sometime this year.

1 Non-GAAP financial measure; see reconciliation to net income on page 25 of E.ON’s 2004 Annual Report.
2 Comparable U.S. GAAP financial measure: net income of €3.4 billion in 2006e.
3 Non-GAAP financial measure; see derivation on pages 45-47 of E.ON’s 2004 Annual Report.
4 Non-GAAP financial measure; forecast net income of approximately €3.4 billion and total assets of approximately €110 billion pursuant to U.S. GAAP for 2006e.
5 Non-GAAP financial measure, see reconciliation to cash provided by operating activities on page 28 of E.ON’s 2004 Annual Report.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: March 10, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting